

Mail Stop 3561

June 15, 2016

Joseph J. DeAngelo
President and Chief Executive Officer
HD Supply Holdings, Inc.
3100 Cumberland Boulevard, Suite 1480
Atlanta, Georgia 30339

>   **Re: HD Supply Holdings, Inc.**
>   **Form 10-K for Fiscal Year Ended January 31, 2016**
>   **Filed March 18, 2016**
>   **File No. 1-35979**

Dear Mr. DeAngelo:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 10-K for Fiscal Year Ended January 31, 2016

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 45

1.   It appears your disclosures regarding consolidated Adjusted EBITDA, Adjusted Net Income, and Adjusted Net Income Per Diluted Share may be inconsistent with the updated Compliance and Disclosure Interpretations (C&DIs) issued on May 17, 2016. Please review this guidance when preparing your next periodic filing on Form 10-Q. Your review of the updated C&DIs should include, but not be limited to, the guidance in section 102.10 regarding the prominence of non-GAAP measures and section 102.03 regarding the characterization of the adjustments to arrive at adjusted net income.

Please also review the updated C&DIs as they relate to your earnings releases and other financial information on Form 8-K, as it appears your disclosure of certain non-GAAP measures may be inconsistent with the updated C&DIs. Your review of the updated

C&DIs should include, but not be limited to, the guidance in section 102.10 regarding prominence.

Please show us how your revised disclosures will read in your next filings on Form 10-Q and Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robyn Manuel, Staff Accountant, at 202-551-3823 or Donna Di Silvio, Staff Accountant, at 202-551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products